November 1, 2013

VIA EDGAR

James E. O’Connor, Esq.
Senior Counsel
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:	Keating Capital, Inc.
Registration Statement on Form N-2
File Nos. 333-191525 and 814-00778

Dear Mr. O’Connor:

On behalf of Keating Capital, Inc. (the “Company”), set forth below are the Company’s responses to the comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company in a letter dated as of November 1, 2013, with respect to the Company’s registration statement on Form N-2 (File No. 333-191525), filed with the Commission on October 2, 2013 (the “Registration Statement”), and the prospectus included therein (the “Prospectus”).  The Staff’s comments are set forth below in bold, italics and are followed by the Company’s responses.  Where revisions to the Registration Statement or Prospectus are referenced in the Company’s responses, such revisions have been included in the marked pages attached as an exhibit hereto.

Prospectus

Cover Page

1.	In the bolded paragraph containing the reference required by Item 1.1.j. of Form N-2, please revise the following sentence by adding the italicized language.

“We invest in equity securities of pre-IPO companies whose prospects are uncertain and whose valuations are not readily determinable.”

The additional language is intended to emphasize the disclosure, on page 19 of the prospectus, which states that the Fund invests in securities whose “valuations are not readily determinable.”

Response: The Company has revised the above referenced disclosure in response to the Staff’s comment.

James E. O’Connor, Esq.
November 1, 2013

2.
The bolded paragraph describing the dilution risks of the rights offering, currently the last paragraph before the table of contents, should be relocated to immediately follow the cover page paragraph describing the rights offering (which begins “[we] are issuing non-transferable rights to our stockholders….”).  Please re-format the relocated bolded paragraph by using bullets to set off each statement that describes a separate dilution risk.  We note that, because the relocated paragraph will make duplicative the first two sentences in the paragraph currently following the description of the offering (the sentences begin “[t]he rights are non-transferable…”), they can be deleted.  Please also add a bullet to the relocated paragraph stating that the offering will increase the fees payable to the investment adviser.  This bullet should include a citation to the subsection, on page 46, currently titled “Certain Effects of This Offer.”

Response:  The Company has revised and supplemented the above-referenced disclosure in response to the Staff’s comment.

James E. O’Connor, Esq.
November 1, 2013

3.
Please disclose, where appropriate, whether the Fund intends to seek, within one year of the effective date of the registration statement, authorization to sell its shares below the then-current net asset value pursuant to Section 63(2).

Response:  In the Prospectus under “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and under “Risk Factors,” the Company discloses the potential ability to access capital markets through an offering below the Company’s then current net asset value.  The Company states that such an offering at a price below then current net asset value may be made pursuant to a rights offering as provided for by Section 23 of the 1940 Act. The Company further states that it may, however, sell its common stock, at a price below the then current net asset value of its common stock, or sell warrants, options or rights to acquire such common stock, at a price below the then current net asset value if its Board determines that such a sale would be in the best interests of the Company and its stockholders approved such a sale. If the Company were to pursue an offering below the Company’s then current net asset value pursuant to Section 23(b) of the 1940 Act by means other than a rights offering, the Company would provide appropriate notice to its stockholders and the ability to vote on such a proposal through a proxy statement.  Accordingly, the Company respectfully declines to make the disclosure referenced above by the Staff.

4.
The disclosure states that on September 30, 2013, the last reported sales price on the Nasdaq Capital Market for the Fund’s common stock was $7.43 per share and that the Fund’s net asset value per share as of June 30, 2013 was $7.79.  Please disclose a more current price and net asset value and also disclose the discount from net asset value at which the Fund’s common stock currently trade.

Response:  The Company has revised the above referenced disclosure in response to the Staff’s comment.

Purpose of the Offer (page 1)

1.
The disclosure states: “It is our policy to retain approximately $10 million in cash and cash equivalents to fund our future operating expenses…”  We note that the Fund currently has almost $9 million of cash and cash equivalents on hand and also note that $10 million in cash would be 13.3% of the Fund’s total assets.  Please inform us whether the Board considered if it is in the best interests of stockholders to subject them to the significant dilution that will result from a rights offering at a time when the Fund has a substantial amount of cash and cash equivalents on hand.

James E. O’Connor, Esq.
November 1, 2013

Response:  In determining whether to pursue a rights offering, the Board considered a number of factors, including, among others, the Company’s current asset base and the need to raise capital to allow the Company to make additional investments, the dilution to be experienced by non-exercising stockholders, and the dilutive effect a rights offering may have on the dividends per share the Company may distribute subsequent to completing such an offer. The Board determined that a rights offering would be in the best interest of stockholders because it would provide the Company with additional capital to fund investments in new portfolio companies as well as follow-on investments in existing portfolio companies. The Board determined that capital raised through a rights offering would allow the Company to further its investment objective, expand its asset base, and grow its business to provide value to stockholders through additional investment opportunities that could generate realized gains and create the potential for future distributions to stockholders.  As noted by the Commission in a no-action letter, shareholders may derive a benefit from a rights offering if it enables the company’s adviser to invest additional assets that earn a return that exceeds dilution. In addition, a rights offering increases the company’s total assets, which also may benefit existing shareholders by reducing expenses per share due to the spread of fixed expenses over a larger asset base. See [TEXT OMITTED BY SEC], 1993 WL 45914 (Publicly available Feb. 11, 1993).

As disclosed in the Prospectus, as of September 30, 2013, the Company had cash and cash equivalents of $10.4 million.   The Company also disclosed that it believes it has available capital to make one additional investment in a new portfolio company at its targeted investment size of $3 million.   Unless the Company is able to raise additional capital in the rights offering, any remaining cash and cash equivalents would need to be reserved for potential follow-on investments in existing portfolio companies (which in certain cases would be necessary to preserve the value of such investments) and to pay future operating expenses.  While the Company intends to reinvest the proceeds generated from the disposition of portfolio company investments (net of the distribution of any realized gains to stockholders), it is difficult to predict the timing and amount of such proceeds.  Accordingly, the Board determined that increasing the Company’s asset base through a rights offering to allow additional investments consistent with the Company’s investment objectives would serve the best interest of the Company’s stockholders.

2.
The disclosure states that “our Board of Directors considered the possible benefits to our stockholders including… that our ability to raise additional capital may help reduce or eliminate our stock price discount to net asset value.”  However, in many cases, where a Fund raises capital by means of a rights offering instead of a stock offering, the effect may be to increase a current discount.  Please explain the basis for this statement.

James E. O’Connor, Esq.
November 1, 2013

Response:  Unless the Company is able to raise additional capital in the rights offering, the Company will not be able to expand its asset base and make additional portfolio company investments consistent with it investment objective with the prospect of additional realized gains and ultimately additional distributions to stockholders.

As discussed in the Prospectus under “Management’s Discussion and Analysis of Financial Condition and Results of Operation, the Company believes it is currently operating at sub-scale based on its existing capital base.  The Company believes its investment adviser, with eight employees currently responsible for managing its day-to-day operations including, without limitation, identifying, evaluating, negotiating, closing, monitoring and servicing our investments, has the appropriate resources and infrastructure in place to allow the Company to cost effectively scale its operations.  While the base management fee payable to the investment adviser will increase if the Company is able to increase its total assets, the Company must bear certain fixed expenses, such as certain administrative, governance, regulatory and compliance costs that do not generally vary based on the Company’s size.  Further, as a public company, the Company incurs legal, accounting and other expenses, including costs associated with the periodic reporting requirements applicable to a company whose securities are registered under the Exchange Act, as well as additional corporate governance requirements, including requirements under the Sarbanes-Oxley Act, and other rules implemented by the SEC, that do not generally vary based on the Company’s total assets.  On a per share basis, these fixed expenses will be reduced when supported by a larger capital base.

Finally, the Board believes that additional capital raised through a rights offering may help it generate additional deal flow.  Based on discussions with management, the Board believes that additional capital could position the Company to attract greater deal flow and, at the same time, make larger investments in qualified portfolio companies and still satisfy the diversification requirements to maintain its status as a regulated investment company, or a RIC.  Unless the Company is able to raise additional capital in the rights offering, the Company’s investment size (currently, about $3 million) may be reduced to a level where it is not competitive in the pre-IPO investing market.  However, with additional capital, the Company would be able to increase the potential investment size which would put it in a better position to act as lead investor and potentially negotiate more favorable terms (including structural protections).

Accordingly, the Board determined that a capital raise through a rights offering would make the Company’s stock more attractive to investors and potentially reduce or eliminate the Company’s stock price discount to net asset value over time.

Dilutive Effects (page 2)

James E. O’Connor, Esq.
November 1, 2013

1.	Please reproduce the dilution table, on page 50 of the prospectus, in this subsection, as well.

Response:  The Company has revised the above referenced disclosure in response to the Staff’s comment.

Overview (page 4)

1.
The disclosure in this subsection and in “Our Investment Objective and Strategy,” on page 53, states: “We provide investors with the ability to participate in a unique fund that allows our stockholders to share in the potential value accretion that we believe typically occurs once a company transforms from private to public status.”  Although the Fund’s strategy is unusual among BDCs, it does not appear to us to be “unique.”  In fact, there appear to be at least five other BDCs, including Equus Total Return, Inc. (NYSE: EQS), Firsthand Technology Value Fund (Nasdaq: SVVC), GSV Capital Corp. (Nasdaq: GSVC), and Harris & Harris Group, Inc. (Nasdaq: TINY), that may also invest in equity securities.  Please eliminate the term “unique.”  A more inclusive term, such as “unusual” or “uncommon,” could be substituted.

Response: The Company has revised the above referenced disclosure in response to the Staff’s comment.

Stock Repurchase Program (page 8)

1.	Please bold the statement that “our Board of Directors currently intends to discontinue the stock repurchase program when it expires in November 2013.”

Response:  The Company has revised the above referenced disclosure in response to the Staff’s comment.

Provisions of the Maryland General Corporation Law and of our charter and bylaws could deter takeover attempts and have an adverse impact on the price of our common stock (page 32)

1.
The disclosure indicates that the Fund has opted out of the Maryland Control Share Acquisition Act.  The staff has taken the position that the MSCAA is inconsistent with the wording of, and purposes underlying, Section 18(i) specifically and of the 1940 Act generally.  See “Boulder Total Return Fund, Inc.” No-Action Letter (November 15, 2010).  Please add a statement to the disclosure indicating that the Fund will not opt into the MSCAA without notifying the staff.

Response: The Company has revised the above referenced disclosure in response to the Staff’s comment.

Our shares might trade at premiums that are unsustainable or at discounts from net asset value (page 34)

James E. O’Connor, Esq.
November 1, 2013

1.
The disclosure, in this subsection and on page 48, refers to the “possibility that our shares will trade at a discount from net asset value….”  We believe that it should be made clear that it is not just a hypothetical risk that the Fund’s shares will trade at a discount.  As disclosed on page 63, since the Funds common shares were first listed, on December 12, 2011, they have “typically generally” traded at a discount.  Please revise the disclosure.

Response: The Company has revised the above referenced disclosure in response to the Staff’s comment.

Certain Effects of This Offer (page 46)

1.
Each paragraph of this subsection describes a separate detriment to Fund stockholders resulting from the rights offering: the increase in the fees and expenses they will pay and the dilution of their interests.  Please make each paragraph a separate, and appropriately titled, subsection.

Response: The Company has revised the above referenced disclosure in response to the Staff’s comment.

Price range of Common stock and Distributions (page 48)

1.
The headings of the table should be changed to: "Premium/discount of high sales price to NAV" and “Premium/discount of low sales price to NAV.”  Please also revise the columns to show the prices that represent a discount to NAV as a negative percentage and the prices that represent a premium to NAV as a positive percentage.  We note that, given how the chart is presented, the percentages will always be positive.  See Instruction 4 to Item 8.5. of Form N-2.

Response:  The Company has revised the above referenced disclosure in response to the Staff’s comment.

Distributions (page 68)

1.
Please explain why the per-share distributions in the table do not agree with the financial highlights on page F-57.  The financial highlights show “.06” as a return of capital for 2011 and “.03” distribution of capital gains for 2012.

Response:  As disclosed in the distribution table in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” the Company’s 2011 per-share distribution of $0.13 per share was the actual distribution per share and was treated as a return of capital.  However, due to the significant capital raising by the Company during 2011 before and after this return of capital distribution, the Company reflected such distribution in the Financial Highlights section of the Prospectus at $0.06 per share based on the weighted average shares outstanding for 2011.  The Financial Highlights discloses that the $0.06 per share amount is calculated on a weighted average shares outstanding basis.  Due to the significant capital raising activity during 2011, the Company believed disclosure based on the weighted average shares outstanding was more appropriate for the Financial Highlights and disclosed the basis of this calculation in the footnotes to the Financial Highlights.

James E. O’Connor, Esq.
November 1, 2013

The actual 2012 per-share distribution of $0.03 per share, which was treated as long term capital gain distribution, is disclosed in both the distribution table in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the Financial Highlights at the actual per-share distribution amount.  Similarly, the actual 2013 per-share distribution of $0.48 per share through September 30, 2013 is disclosed in both the distribution table in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the Financial Highlights at the actual per-share distribution amount.

Dividend Reinvestment Plan (page 117)

1.	Please indicate from whom additional information about the dividend reinvestment plan may be obtained (including a telephone number or address). See Item 10.1.e. of Form N-2.

Response: The Company has revised the above referenced disclosure in response to the Staff’s comment.

December 31, 2012, Financial Statements, filed on Form 10-K on 2/15/2013

Statement of Operations:

1.
We note that “general and administrative expenses represent 7.68% of total operating expenses. If there are any individual expenses over 5% of total expenses included in the “General and administrative expenses” line item, these expenses should be disclosed separately in accordance with Article 6-07.2(b) of Regulation S-X.  Consider including detail of general and administrative expenses in the Notes to Financial Statements.

Response:  The Company respectfully submits that it reviews and examines any individual expense item over 5% of total expenses. As reflected in Amendment No. 1 to the Registration Statement, beginning in the third quarter of 2013, the Company has separately stated marketing and advertising expenses since such expense for the first time exceeded 5% of total expenses.  Other expenses included in general and administrative expenses, while not separately stated, are generally discussed in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of the Prospectus.  As a result, the Company respectfully declines to supplement the disclosure contained in Amendment No. 1 to the Registration Statement.

James E. O’Connor, Esq.
November 1, 2013

Schedule of Investments:

1.	Has the Company performed an analysis as to whether the disclosure requirements of Rules 3-09 or 4-08(g) of Regulation S-X should be applied?

o
The Staff believes that Rules 3-09 and 4-08(g) of Regulation S-X apply to BDCs and RICs.  Rule 3-09 of Regulation S-X is applicable for a majority owned subsidiary (greater than 50% ownership) which is not consolidated by the Registrant.  Rule 4-08(g) of Regulation S-X is applicable for subsidiaries (generally, 25% or more ownership) not consolidated.

o
Subsidiary is defined by 1-02(x) of Regulation S-X as”… an affiliate controlled by such person directly or indirectly through one or more intermediaries”.  An affiliate is defined by 6-02(a) of Regulation S-X as “as defined in Section 2(a)(3) of the Investment Company Act of 1940 unless otherwise indicated.  The term “control” has the meaning (given) in section 2(a)(9) of the Act”.  Section 2(a)(9) of the Investment Company Act of 1940 defines control as having “the power to exercise a controlling influence over the management or policies of a company, unless such power is solely the result of an official position of such company… Any person who owns beneficially, either directly or through one or more controlled companies, more than 25 per centum of the voting securities of a company shall be presumed to control such company”. Refer to the IM Guidance Update No. 2013-07. September 2013: http://www.sec.gov/divisions/investment/guidance/im-guidance-2013-07.pdf

Response: The Company has reviewed the disclosure requirements of Rules 3-09 and 4-08(g) under Regulation S-X as well as the definitions and IM Guidance Update No. 2013-07 referenced above by the Staff, and has determined that such disclosure requirements do not apply to the Company. The Company does not have a majority owned subsidiary within the meaning of Rule 3-09 and does not control a subsidiary within the meaning of Rule 4-08(g).

2.
Please confirm that the fund was in compliance with IRC diversification requirements.  At 12/31/12, the total of issuers representing more than 5% of total assets sums to greater than 50% of total assets.

Response:  The Company confirms that as of December 31, 2012 and as of September 30, 2013, it was in compliance with the IRC diversification requirements.  The Company notes that changes in the fair value of the Company’s portfolio companies do not cause the Company to fail to satisfy the IRC diversification requirements.  Accordingly, the Company may still satisfy the IRC diversification requirements even though the fair value of each investment representing more than 5% of total assets may, in the aggregate, be greater than 50% of its total assets at a particular quarter end.

James E. O’Connor, Esq.
November 1, 2013

Notes to Financial Statements:

1.
The chart on page 114 included in the “Significant Unobservable Inputs for Level 3 Portfolio Company Securities” note does not bifurcate the techniques by fair value under each valuation approach.  For example, preferred stock with a value of $43,087,120 lists precedent transactions, comparable transactions, comparable public companies, and discounted cash flow as valuation techniques.  In future filings bifurcate the valuation techniques by fair value.  Refer to the December 12, 2012 AICPA Investment Companies Expert Panel meeting minutes.  Section IV.5.e.

Response:  The Company acknowledges the Staff’s comments and reference to the AICPA Investment Companies Expert Panel meeting minutes, and undertakes to review its presentation in the “Significant Unobservable Inputs for Level 3 Portfolio Company Securities” note in future filings consistent with such meeting minutes.

2.
The disclosure included on page 115 under the heading “Offering Costs” discloses that the Company filed a registration statement on Form N-2 for an equity offering of its common stock, which was last amended by the Company on November 9, 2012.  We note that this registration statement was withdrawn on May 20, 2013.  Disclosure indicates that the offering expenses associated with the equity offering were capitalized and will be either charged to equity upon conclusion of the equity offering or expensed if the Company does not complete the equity offering.  Why weren’t the costs expensed since the N-2 registration statement was withdrawn?  Refer to the AICPA Audit Guide, AAG-INV 8.33.

Response:  At the time the Company filed its Form 10-K on March 1, 2013, the Company had not withdrawn its registration statement for an underwritten offering and intended to complete such offering if market conditions permitted and prior to the May 17, 2013 expiration of the stockholders’ authorization to sell shares below net asset value.  Accordingly, the offering costs associated with such registration statement for an underwritten offering remain capitalized in the Company’s financial statements for the year ended December 31, 2012.   The offering costs remained capitalized for the Company’s financial statements for the three months ended March 31, 2013, which were filed in the Company Form 10-Q for such quarter on April 29, 2013, since the Company again intended to complete such offering if market conditions permitted and prior to the May 17, 2013 expiration of the stockholders’ authorization to sell shares below net asset value.  Following expiration of the stockholders’ authorization to sell shares below net asset, the Company decided to withdraw the registration statement for the underwritten offering on May 20, 2013 and the offering expenses associated therewith were expensed in the Company’s financial statements for the three months ended June 30, 2013, which were filed in the Company Form 10-Q for such quarter on July 29, 2013.

James E. O’Connor, Esq.
November 1, 2013

3.
Page 122- In the “Administrative Services” note, reference is made to the resignation in November 2011 of the Company’s former Chief Financial Officer.  We did not see a Form 8-K filed referencing the departure of the former CFO, Ranjit P. Mankekar.  Refer to Item 5.02 of Form 8-K.

Response:  The Company respectfully refers the Staff to the Company’s Form 10-Q filed on November 8, 2011 (the “Third Quarter 2011 Form 10-Q”).  Subsection (a) of Item 5 under Part II of Form 10-Q provides that a registrant must disclose under Item 5 any information required to be disclosed in a report on Form 8-K during the period covered by the Form 10-Q, but not reported, whether or not otherwise required by Form 10-Q.  If disclosure of such information is made under Item 5, Form 10-Q instructs that it need not be repeated in a report on Form 8-K which would otherwise be required to be filed with respect to such information or in a subsequent report on Form 10-Q.  Accordingly, the Company disclosed Mr. Mankekar’ s resignation under Item 5 of Part II of the Third Quarter 2011 Form 10-Q and did not subsequently file a Form 8-K disclosing such information under Item 5.02.

Filing History:

1.
We note that the last 40-17g filing was made on October 5, 2012.  This filing contains a bond for the period August 28, 2012 through August 28, 2013. Where is the current fidelity bond filing?  Additionally, disclosure on page 28 of the Form 10-K references a joint liability insurance agreement.  The Form 40-17 g filed on October 5, 2012 does not contain the agreement among the joint insureds, in accordance with Rule 17-g-1 of the Investment Company Act of 1940.

Response:  On July 25, 2013, the Board approved the form and amount of the Company’s fidelity bond and the filing thereof with the Commission pursuant to Rule 17g-1 under the 1940 Act. The Company has received a binder reflecting that fidelity bond coverage has been bound effective for the policy year beginning August 28, 2013, but is waiting to receive the executed fidelity bond from National Union Fire Insurance Company of Pittsburgh, Pa. (AIG).  Once received, the Company will make the required Form 40-17g filing.

On October 5, 2012, the Company filed a single insured bond pursuant to Rule 17g-1(g)(1)(A) under the 1940 Act and was not required to file the joint liability insurance agreement pursuant to Rule 17d-1(d)(7) under the 1940 Act, which provides that a joint D&O insurance agreement need not be included in Form 40-17g single insured bond filing. The joint liability insurance agreement applied only to D&O insurance and not the fidelity bond; therefore, pursuant to Rule 17d-1(d)(7), the Company was not required to file the joint liability insurance agreement with its Form 40-17g filing.

James E. O’Connor, Esq.
November 1, 2013

2.	We note that three Forms 40-17F2 were filed for exams performed during calendar year 2012. Please explain why no forms have been filed related to exams performed during calendar year 2013?

Response:  The Company no longer files Form 40-17F2 because it has ceased self-custody under Section 17(f) of the Investment Company Act of 1940 effective December 21, 2012.  As of December 21, 2012, the Company amended its bank custody arrangement under Section 17(f) of the Investment Company Act of 1940 with Steele Street Bank & Trust so that the custody arrangement would qualify as a bank custody arrangement.  As a result of the bank custody arrangement, exams were not required beginning with the 2013 year.  The amendment to the Company’s custody agreement with Steele Street Bank & Trust was filed as Exhibit 10.5 to the Company’s annual report on Form 10-K filed on February 15, 2013.

General

1.
We note that substantial portions of the registration statement are incomplete. We may have additional comments: on such portions, when you complete them in a pre-effective amendment; on disclosures made in response to this letter; on information supplied supplementally; or on exhibits added in a pre-effective amendment.

Response: The Company acknowledges the Staff’s comment.

2.	Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

Response:  The Company confirms that it does not expect to submit an exemptive application or no-action request in connection with the Registration Statement.

*          *          *

If you have any questions or additional comments concerning the foregoing, please contact me at (202) 383-0218 or cynthia.krus@sutherland.com.

Sincerely,

/s/ Cynthia M. Krus

Cynthia M. Krus

James E. O’Connor, Esq.
November 1, 2013

cc:           Frederic M. Schweiger / Keating Capital, Inc.

As filed with the Securities and Exchange Commission on October 31 , 2013

Securities Act File No. 333- 191525

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Form N-2/A
REGISTRATION STATEMENT UNDER
THE SECURITIES ACT OF 1933

Pre-Effective Amendment No. 1
Post-Effective Amendment No.

KEATING CAPITAL, INC.
(Exact name of registrant as specified in charter)

5251 DTC Parkway, Suite 1100
Greenwood Village, CO 80111
(720) 889-0139
 (Address and telephone number,
including area code, of principal executive offices)

Timothy J. Keating
Chief Executive Officer
5251 DTC Parkway, Suite 1100
Greenwood Village, CO 80111
(Name and address of agent for service)

COPIES TO:

Cynthia M. Krus, Esq. Sutherland Asbill & Brennan LLP 700 Sixth Street, NW, Suite 700 Washington, DC 20001 (202) 383-0100	Thomas R. Westle, Esq. Brad L. Shiffman, Esq. Blank Rome LLP The Chrysler Building 405 Lexington Avenue New York, NY 10174 (212) 885-5000

Approximate date of proposed public offering:  From time to time after the effective date of this Registration Statement.

If any securities being registered on this form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, other than securities offered in connection with a dividend reinvestment plan, check the following box.  ☐

It is proposed that this filing will become effective (check appropriate box):  ☐ when declared effective pursuant to section 8(c).

CALCULATION OF REGISTRATION FEE UNDER THE SECURITIES ACT OF 1933

Title of Securities Being Registered	Number Being Registered	Proposed Maximum Aggregate Offering Price Per Share(1)	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee
Common Stock, $0.001 par value per share	2,945,113	$ 7 .09	$ 20,880,851	$ 2,690 (3)
Rights to purchase common stock(2)	2,945,113	−−−	−−−	−−−
_____________

(1)
Estimated solely for the purpose of calculating the registration fee.  Based upon the average of the high and low prices reported on the Nasdaq Capital Market on October 30 , 2013 in accordance with Rule 457(c) of the Securities Act of 1933.

(2)
Evidencing the rights to subscribe for shares of common stock of the Registrant being registered herewith.  Pursuant to Rule 457(g) of the Securities Act of 1933, no separate registration fee is required for the rights because the rights are being registered in the same registration statement as the common stock of the Registrant underlying the rights.

(3)
Registrant paid registration fees of $4,342 with respect to a previously filed registration statement (SEC file No. 333-180150 initially filed March 15, 2012) which were credit ed against the registration amount reflected in the above table pursuant to Rule 457(p) of the Securities Act of 1933.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED OCTOBER 31, 2013

PRELIMINARY PROSPECTUS

Up to Approximately 2,945,113 Shares of Common Stock Issuable
 Upon Exercise of Rights to Subscribe for Such Shares

We are an externally managed, closed-end, non-diversified investment company that has elected to be regulated as a business development company under the Investment Company Act of 1940, as amended, or the 1940 Act.  Our investment activities are managed by Keating Investments, LLC (“Keating Investments”).  Keating Investments also provides us with the administrative services necessary for us to operate.  Our investment objective is to maximize capital appreciation.  We seek to accomplish our capital appreciation objective by making investments in the equity or equity-linked securities of later stage, typically venture capital-backed, pre-initial public offering (“pre-IPO”) companies.  We expect that our investment portfolio will consist of securities that do not provide current income through interest or dividend income.  In accordance with our investment objective, we seek to invest in securities of principally U.S.-based, private companies.

We are issuing non-transferable rights to our stockholders of record, or record date stockholders, as of 5:00 p.m., New York City time, on [                ], 2013, or the record date.  The rights entitle record date stockholders to subscribe for an aggregate amount of up to approximately 2,945,113 shares of our common stock.  Record date stockholders will receive one right for every three share s of common stock owned on the record date.   Fractional rights will not be issued.   The rights entitle record date stock holder s to purchase one new share of common stock for each right held, which we refer to as the primary subscription right, and record date stockholders who fully exercise their rights will be entitled to subscribe, subject to certain limitations and pro-rata allocation, for additional shares that remain unsubscribed as a result of any unexercised rights.

The rights are non-transferable and will not be listed for trading on the Nasdaq Capital Market or any other stock exchange. The rights may not be purchased or sold and there will not be any market for trading the rights. The shares of common stock to be issued pursuant to this offering will be listed for trading on the Nasdaq Capital Market under the symbol “KIPO.” See “The Offer” for a complete discussion of the terms of this offer.

The subscription price per share will be the greater of (i) 92.5% of the volume-weighted average of the sales prices of our common stock on the Nasdaq Capital Market for the five consecutive trading days ending on the expiration date of this offering, and (ii) $6.00 per share. Because the subscription price will be determined on the Expiration Date, record date stockholders who elect to exercise their rights will not know the subscription price at the time they exercise such rights. The rights will expire if they are not exercised by 5:00 p.m., New York City time, on [               ], 2013, the expiration date of this offering, unless extended as described in this prospectus, which date we refer to as the expiration date.  We, in our sole discretion, may extend the period for exercising the rights.  You will have no right to rescind your subscription after receipt of your payment of the estimated subscription price or a notice of guaranteed delivery except as described in this prospectus.

●	As a result of the terms of this offer, stockholders who do not fully exercise their rights will own, upon completion of this offer, a smaller proportional interest in us than they owned prior to the offer.
●	In addition, because the estimated subscription price per share is, and the subscription price will be, less than the net asset value per share, the offer will result in an immediate dilution of net asset value per share for all of our stockholders.
●	This offering will cause dilution in the dividends per share we are able to distribute subsequent to completion of the offering. Such dilution is not currently determinable because it is not known how many shares will be subscribed for and what the net asset value of our common stock will be on the expiration date for the offer. Any such dilution will disproportionately affect non-exercising stockholders.
●	Because the estimated subscription price is, and the subscription price will be, less than our current net asset value per share, all stockholders will experience a decrease in the net asset value per share held by them, irrespective of whether they exercise all or any portion of their rights. See “Risk Factors — Risks Related To This Offering — If you do not fully exercise your rights, your economic and voting interest in us, as well as your proportionate interest in our net asset value, may be substantially diluted as a result of this rights offering” and “Dilution” in this prospectus for more information.
●	As a result of this offering, our gross assets will increase, which in turn will increase the fees payable to Keating Investments. See “The Offer — Increase in Investment Advisory Fees.”

The subscription price per share, which will be determined upon the expiration of this offering, will be the greater of: (i) 92.5% of the volume-weighted average of the sales prices of our common stock on the Nasdaq Capital Market for the five consecutive trading days ending on the expiration date of this offering, and (ii) $6.00 per share. Because the subscription price per share will be determined upon the expiration of this offering, the subscription price may be higher or lower than the estimated subscription price of $6.53 per share. However, the subscription price determined upon expiration of this offering will not be less than $6.00 per share.

The following table illustrates the dilutive effects of this offering on a per share basis, assuming all rights are exercised at the estimated subscription price of $6.53 per share. However, if the subscription price determined upon expiration of this offering is less than the estimated subscription price of $6.53 per share, our stockholders will experience greater dilution.

	As of
	September 30, 2013
	(unaudited)
	Actual		As Adjusted

Net asset value per common share	$7.93		$7.49	(1)

	For Nine Months Ended
	September 30, 2013
	(unaudited)
	Actual		As Adjusted

Net investment loss per common share outstanding	$(0.50	)(2)	$(0.38	)(3)

Net increase in net assets resulting from operations per common share outstanding	$0.34	(2)	$0.26	(3)

Distributions per common share	$0.48		$0.36	(4)

(1)
If, at the expiration of this offering, the subscription price is determined to be $6.00 per share, the lowest price at which this offering could be completed, the as adjusted net asset value per share after giving effect to this offering would be $7.36.

(2)	Based on weighted average common shares outstanding of 9,060,762.
(3)
Assumes that on January 1, 2013, the beginning of the indicated period, (i) all rights were exercised at the estimated subscription price of $6.53 per share, and (ii) 2,945,113 shares of our common stock were issued upon exercise of such rights.

(4)
Assumes actual cash distributions divided by the weighted average shares outstanding for the nine months ended September 30, 2013, adjusted for the 2,945,113 shares of our common stock assumed to be issued upon exercise of the rights.

Amendments and Termination

    We reserve the right to amend the terms and conditions of this offering, whether the amended terms are more or less favorable to you.  We will comply with all applicable laws, including the federal securities laws, in connection with any such amendment.  In addition, we may, in our sole discretion, terminate the rights offering at any time prior to delivery of the shares of our common stock offered hereby.  If this rights offering is terminated, all rights will expire without value, and the subscription agent will return as soon as practicable all exercise payments, without interest.

How to Obtain Subscription Information

●	Contact your broker-dealer, trust company, bank or other nominee where your rights are held, or

●	Contact the information agent, Georgeson, Inc. , toll-free at (888) 877-5360 .

How to Subscribe

●	Deliver a completed subscription certificate and payment of the estimated subscription price to the subscription agent by the expiration date of the rights offering, or

●
If your shares are held in an account with your broker-dealer, trust company, bank or other nominee, which qualifies as an Eligible Guarantor Institution under Rule 17Ad-15 of the Securities Exchange Act of 1934, as amended, or the Exchange Act, have your Eligible Guarantor Institution deliver a notice of guaranteed delivery to the subscription agent by the expiration date of the rights offering.

Subscription Agent

    DST Systems, Inc., who acts as our transfer, dividend paying and reinvestment plan agent and registrar, will act as the subscription agent in connection with this offer.

Information Agent

Georgeson Inc. will act as the information agent in connection with this offer.   All holders, banks and brokers may contact Georgeson Inc. toll-free with questions at (888) 877-5360 .

Distribution Arrangements

    Ladenburg Thalmann & Co. Inc. will act as dealer-manager for the offer.  Under the terms and subject to the conditions contained in the dealer-manager agreement, the dealer-manager will provide financial advisory services and marketing assistance in connection with the offer and will solicit the exercise of rights and participation in the over-subscription privilege by our stockholders.  The offer is not contingent upon any number of rights being exercised.  We have agreed to pay the dealer-manager a fee for their financial advisory, marketing and soliciting services equal to 4 % of the subscription price per share for shares issued pursuant to the exercise of rights, including pursuant to the over-subscription privilege.  The dealer-manager may reallow a portion of their fees to other broker-dealers that have assisted in soliciting the exercise of rights.

Important Dates to Remember

Record Date	[ ], 2013

Subscription Period	from [ ], 2013 to [ ], 2013(1)

Expiration Date	[ ], 2013(1)

Deadline for Delivery of Subscription Certificates and Payment of the Estimated Subscription Price for Shares (2)	[ ], 2013(1)

Deadline for Delivery of Notice of Guaranteed Delivery(2)	[ ], 2013(1)

Deadline for Delivery of Subscription Certificates and Payment of the Estimated Subscription Price for Shares pursuant to Notice of Guaranteed Delivery	[ ], 2013(1)

Confirmations Mailed to Participants	[ ], 2013(1)

Final Payment for Shares	[ ], 2013(1)

(1)	Unless the offer is extended.

(2)
Participating stockholder s must, by the expiration date of the offer (unless the offer is extended), either (i) deliver a subscription certificate and payment of the estimated subscription price for shares or (ii) cause to be delivered on their behalf a notice of guaranteed delivery.

Business Summary

Overview

    We are an externally managed, closed-end, non-diversified investment company that has elected to be regulated as a business development company under the Investment Company Act of 1940, as amended, or the 1940 Act.  We specialize in making pre-IPO investments in emerging growth companies that are committed to and capable of becoming public, which we refer to as “pre-IPO” companies.  We provide investors with the ability to participate in a publicly traded, closed-end fund that allows our stockholders to share in the potential value accretion that we believe typically occurs once a company transforms from private to public status.  Our shares are listed on the Nasdaq Capital Market under the ticker symbol “KIPO.”  Our investment activities are managed by Keating Investments.  Keating Investments also provides us with the administrative services necessary for us to operate.

See “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Recent Developments” for additional information regarding our recent portfolio company investment activity.

Stock Repurchase Program

Since inception of our stock repurchase program in May 2012 through the date of this prospectus, we have repurchased a total of 448,441 shares of common stock, representing approximately 4.8% of our outstanding shares at the time we commenced the repurchase program, for a total cost of $2,962,594, or an average price of $6.61 per share.  The weighted average discount to net asset value per share of the shares repurchased since inception was 17%.

On October 24, 2013, our Board of Directors discontinued the stock repurchase program in order to make additional capital available for potential new investment opportunities.  No repurchases were made under our stock repurchase program from October 1, 2013 through the discontinuation of the program on October 24, 2013.

Operating under the constraints imposed on us as a business development company and a regulated investment company may hinder the achievement of our investment objectives.

The 1940 Act imposes numerous constraints on the operations of business development companies.  For example, business development companies are required to invest at least 70% of their total assets primarily in securities of U.S.-based private companies or public companies with market capitalizations of less than $250 million, cash, cash equivalents, U.S. government securities and other high quality debt instruments that mature in one year or less.  In addition, qualification for taxation as a regulated investment company, or RIC, requires satisfaction of source-of-income, diversification and distribution requirements.  These constraints, among others, may hinder Keating Investments’ ability to take advantage of attractive investment opportunities and to achieve our investment objective.

Regulations governing our operation as a business development company affect our ability to and the way in which we raise additional capital, which may expose us to risks, including the typical risks associated with leverage if we borrow funds to make additional investments.

We do not currently intend to borrow funds or issue senior securities, including preferred stock, to finance the purchase of our investments in portfolio companies.  Although we have no current intention to do so, we may borrow additional funds to make investments, to the extent we determine that additional capital would allow us to take advantage of additional investment opportunities, if the market for debt financing presents attractively priced debt financing opportunities, or if our Board of Directors determines that leveraging our portfolio would be in our best interests and the best interests of our stockholders.  We do not currently anticipate issuing any preferred stock, although we could do so if our Board of Directors determines that is was in our best interest and the best interests of our stockholders.   We may issue debt securities or preferred stock and/or borrow money from banks or other financial institutions, which we refer to collectively as “senior securities,” up to the maximum amount permitted by the 1940 Act. Our Board of Directors is required under the 1940 Act to approve any issuance of senior securities.  Under the provisions of the 1940 Act, we will be permitted, as a business development company, to issue senior securities in amounts such that our asset coverage ratio, as defined in the 1940 Act, equals at least 200% of gross assets less all liabilities and indebtedness not represented by senior securities, after each issuance of senior securities. If the value of our assets declines, we may be unable to satisfy this test. If that were to happen, we might be required to sell a portion of our investments and, depending on the nature of our leverage, repay a portion of our indebtedness at a time when such sales may be disadvantageous. Furthermore, any amounts that we use to service our indebtedness would not be available for distributions to our common stockholders.

If in the future we issue debt or preferred stock, all of the costs of offering and servicing such debt or preferred stock, including interest or preferential dividend payments thereon, will be borne by our common stockholders. The interests of the holders of any debt or preferred stock we may issue will not necessarily be aligned with the interests of our common stockholders. In particular, the rights of holders of our debt or preferred stock to receive interest, dividends or principal repayment will be senior to those of our common stockholders. Also, in the event we were to issue preferred stock, the holders of such preferred stock may have the ability to elect two members of our Board of Directors. In addition, we may grant a lender a security interest in a significant portion or all of our assets, even if the total amount we may borrow from such lender is less than the amount of such lender’s security interest in our assets. In no event, however, will any lender to us have any veto power over, or any vote with respect to, any change in our, or approval of any new, investment objective or investment policies or strategies.

If our common stock trades below its net asset value per share, our ability to raise additional equity capital will be adversely affected, and any offering of our common stock at a price below net asset value will result in immediate dilution to existing stockholders upon the closing of any such offering.

Except for a rights offering, we are not generally able to issue and sell our common stock at a price below net asset value per share.  We may, however, sell our common stock, or warrants, options or rights to acquire our common stock, at a price below the then-current net asset value of our common stock if our Board of Directors determines that such sale is in our best interest and the best interest of our stockholders, and our stockholders approve such sale.   Since the listing of our common stock on Nasdaq on December 12, 2011, our shares have typically traded at a discount to our net asset value per share.   If our common stock persistently trades below net asset value, the prospect of dilution to our existing stockholders may result in it being unattractive to raise new equity, which may limit our ability to grow.   If our Board of Directors determines that a sale of common stock at a price below the current net asset value is in the best interests of the Company and our stockholders, our Board may consider a rights offering or it may seek approval from our stockholders for the authority to sell shares of our common stock below net asset value.   The risk of trading below net asset value is separate and distinct from the risk that our net asset value per share may decline.

If we were to issue shares at a price below net asset value, such sales would result in an immediate dilution to existing common stockholders, which would include a reduction in the net asset value per share as a result of the issuance. This dilution would also include a proportionately greater decrease in a stockholder’s interest in our earnings and assets and voting interest in us than the increase in our assets resulting from such issuance.

In addition, if we were to conduct additional offerings in the future there may be even greater discounts if we determine to conduct such offerings at prices below net asset value.  As a result, existing stockholders would experience further dilution and additional discounts to the price of our common stock.  Because the number of shares of common stock that could be so issued and the timing of any issuance is not currently known, the actual dilutive effect of an y such offerings cannot be predicted.

Our Board of Directors is authorized to reclassify any unissued shares of our stock into one or more classes of preferred stock, which could convey special rights and privileges to its owners.

Our charter permits our Board of Directors to reclassify any authorized but unissued shares of stock into one or more classes of preferred stock.  Our Board of Directors will generally have broad discretion over the size and timing of any such reclassification, subject to a finding that the reclassification and issuance of such preferred stock is in the best interests of Keating Capital and our existing common stockholders.  Any issuance of preferred stock would be subject to certain limitations imposed under the 1940 Act, including the requirement that such preferred stock have equal voting rights with our outstanding common stock.  We are authorized to issue up to 200,000,000 shares of common stock and, as of September 30, 2013, we had 8,835,340 shares of common stock issued and outstanding.  In the event our Board of Directors opts to reclassify a portion of our unissued shares of common stock into a class of preferred stock, those preferred shares would have a preference over our common stock with respect to dividends and liquidation.  The cost of any such reclassification would be borne by our existing common stockholders. In addition, the 1940 Act provides that holders of preferred stock are entitled to vote separately from holders of common stock to elect two directors. As a result, our preferred stockholders would have the ability to reject a director that would otherwise be elected by our common stockholders. In addition, while Maryland law generally requires directors to act in the best interests of all of a corporation’s stockholders, there can be no assurance that a director elected by our preferred stockholders would not chose to act in a manner that tends to favors our preferred stockholders, particularly where there was a conflict between the interests of our preferred stockholders and our common stockholders. The class voting rights of any preferred shares we may issue could make it more difficult for us to take some actions that may, in the future, be proposed by the Board of Directors and/or the holders of our common stock, such as a merger, exchange of securities, liquidation, or alteration of the rights of a class of our securities, if these actions were perceived by the holders of preferred shares as not in their best interests. The issuance of preferred shares convertible into shares of common stock might also reduce the net income and net asset value per share of our common stock upon conversion. These effects, among others, could have an adverse effect on your investment in our common stock.

Our Board of Directors may change our investment objective, operating policies and strategies without prior notice or stockholder approval, the effects of which may be adverse.

Our Board of Directors has the authority to modify or waive certain of our investment objective, current operating policies, investment criteria and strategies without prior notice and without stockholder approval (except as required by the 1940 Act).  We cannot predict the effect any changes to our investment objective, current operating policies, investment criteria and strategies would have on our business, net asset value, operating results and value of our stock.  However, the effects might be adverse, which could negatively impact our ability to pay you distributions and cause you to lose all or part of your investment.

Changes in laws or regulations governing our operations may adversely affect our business.

We and our portfolio companies are subject to regulation by laws at the local, state and federal levels.  These laws and regulations, as well as their interpretation, may be changed from time to time.  For example, although the Dodd-Frank Wall Street Reform and Protection Act, or the Dodd-Frank Act, became effective on July 21, 2010, many provisions of the Dodd-Frank Act have delayed effectiveness or will not become effective until the relevant federal agencies issue new rules to implement the Dodd-Frank Act.  Any change in these laws or regulations, and the issuance of the implementing regulations under the Dodd-Frank Act, could have a material adverse effect on our business and the value of your investment.

Provisions of the Maryland General Corporation Law and of our charter and bylaws could deter takeover attempts and have an adverse impact on the price of our common stock.

Our charter and bylaws, as well as certain statutory and regulatory requirements, contain certain provisions that may have the effect of discouraging a third party from making an acquisition proposal for us.  Our bylaws contain a provision exempting any and all acquisitions by any person of our shares of stock from the Control Share Act under the Maryland General Corporation Law.  If our Board of Directors does not otherwise approve a business combination, the Control Share Act (if we amend our bylaws to be subject to that Act) may discourage others from trying to acquire control of us and increase the difficulty of consummating any offer.  Although our bylaws include such a provision, such a provision may also be amended or eliminated by our Board of Directors at any time in the future, provided that we will notify the Division of Investment Management at the SEC prior to amending or eliminating this provision. However, the SEC has recently taken the position that the Control Share Act is inconsistent with the 1940 Act and may not be invoked by a BDC. It is the view of the staff of the SEC that opting into the Control Share Act would be acting in a manner inconsistent with section 18(i) of the 1940 Act. Additionally, under our charter, our Board of Directors may, without stockholder action, authorize the issuance of shares of stock in one or more classes or series, including preferred stock; and our Board of Directors may, without stockholder action, amend our charter to increase the number of shares of stock of any class or series that we have authority to issue.  These antitakeover provisions may inhibit a change of control in circumstances that could give the holders of our common stock the opportunity to realize a premium over the market price for our common stock.

We have agreed to indemnify the dealer manager for, or contribute to losses arising out of, certain liabilities, including liabilities under the Securities Act. The dealer manager agreement also provides that the dealer manager will not be subject to any liability to us in rendering the services contemplated by the dealer manager agreement except for any act of bad faith, willful misfeasance, or gross negligence of the dealer manager or reckless disregard by the dealer manager of its obligations and duties under the dealer manager agreement.

The principal business addresses of the dealer manager is: Ladenburg Thalmann & Co. Inc., 520 Madison Avenue, 9th Floor, New York, New York 10022.

Increase in Investment Advisory Fees

Our investment adviser will benefit from this offer because a portion of the investment advisory fee we pay to the investment adviser is based on our gross assets.  See “Investment Advisory and Administrative Services Agreement” below.  It is not possible to state precisely the amount of additional compensation the investment adviser will receive as a result of this offer because it is not known how many shares will be subscribed for.  However, assuming (i) all rights are exercised, (ii) the average value of our gross assets, excluding proceeds from this offer, remains at approximately $ 72.5 million, and (iii) the estimated subscription price is $ 6.53 per share after giving effect to dealer manager fees and other expenses related to this offer, the investment adviser would receive additional annualized advisory fees of approximately $ 364,000 , and the amount of the administrative fee received would not change.  Two of our directors who voted to authorize this offer are interested persons of the investment adviser.  The other three directors who approved this offer are not affiliated with the investment adviser.

Dilution

As a result of the terms of this offer, stockholders who do not fully exercise their rights will own, upon completion of this offer, a smaller proportional interest in us than they owned prior to the offer, including with respect to voting rights.  In addition, because the estimated subscription price per share is, and the subscription price will be, less than the net asset value per share, based on our current market price, the offer will result in an immediate dilution of net asset value per share for all of our stockholders.  Any such dilution will disproportionately affect non-exercising stockholders.  In addition, all stockholders will experience a decrease in the net asset value per share held by them, irrespective of whether they exercise all or any portion of their rights.  This offering will also cause dilution in the dividends per share we are able to distribute subsequent to completion of the offering.  See “Dilution.”

PRICE RANGE OF COMMON STOCK AND DISTRIBUTIONS

Our common stock is traded on the Nasdaq Capital Market under the symbol “KIPO.”  The following table sets forth, for each fiscal quarter since our initial listing on the Nasdaq Capital Market on December 12, 2011, the net asset value, or “NAV,” per share of our common stock, the high and low sales prices for our common stock, and such sales prices as a percentage of NAV per share and quarterly distributions per share.

		Price Range		Premium/ (Discount) of	Premium/ (Discount) of
	NAV(1)	High	Low	High Sales Price to NAV	Low Sales Price to NAV	Cash Distributions Per Share(2)
Fiscal 2013
Fourth Quarter (through October 30 , 2013)	*	$ 7.45	$ 6.68	*	*	-
Third Quarter	$7.93	$8.05	$5.85	1.5%	-26.2%	$0.24
Second Quarter	$7.79	$6.85	$5.65	-12.1	-27.4%	$0.24
First Quarter	$8.00	$6.87	$6.10	-14.1	-23.7%	-

Fiscal 2012
Fourth Quarter	$8.00	$7.40	$6.08	-7.5%	-24.0%	$0.03
Third Quarter	$8.14	$7.80	$6.16	-4.2%	-24.3%	-
Second Quarter	$8.12	$7.96	$5.72	-2.0%	-29.6%	-
First Quarter	$8.22	$9.69	$6.51	17.9%	-20.8%	-

Fiscal 2011
Fourth Quarter (from December 12, 2011 through December 31, 2011)	$8.23	$10.73	$8.00	30.4%	-2.8%	-

__________

(1)    NAV per share is determined as of the last day in the relevant quarter and therefore may not reflect the NAV on the date of the high and low closing sales prices.  The NAV per share is based on outstanding shares at the end of each quarter.

(2)  Represents the cash distribution paid in the specified quarter.  We also paid a distribution of $0.13 per share on February 17, 2011.

 *      Not determinable at the time of this filing.

The last reported sales price for our common stock on October 30 , 2013 was $ 7.02 per share.  As of October 30 , 2013, we had approximately 850 stockholders of record.

Shares of business development companies may trade at a market price that is less than the value of the net assets attributable to those shares.  The possibility that our shares of common stock will trade at a discount from net asset value or at premiums that are unsustainable over the long term are separate and distinct from the risk that our net asset value will decrease.  It is not possible to predict whether the shares offered hereby will trade at, above, or below net asset value. However, since the listing of our common stock on Nasdaq on December 12, 2011, our shares have typically traded at a discount to our net asset value per share.

Our Board of Directors currently maintains a variable distribution policy with the objective of distributing to our stockholders, on at least an annual basis, an amount that equals between 90% and 100% of our net capital gains (which are defined as our realized capital gains in excess of realized capital losses during the year, without regard to the long-term or short-term character of such gains or losses), if any, after reduction for any incentive fees payable to the Company’s investment adviser.  We will have substantial fluctuations in our distribution payments to stockholders, since we expect to have an average holding period for our portfolio company investments of four years.  Our ability to pay distributions will be based on our ability to invest our capital in securities of suitable portfolio companies in a timely manner, our portfolio companies achieving a liquidity event through either an IPO or sale /merger of the company, and our ability to dispose of our positions at a gain following the liquidity event.  See “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Distributions.”

Our Investment Objective and Strategy

Our investment objective is to maximize capital appreciation.  We seek to accomplish our capital appreciation objective by making investments in the equity and equity-linked securities of later stage, typically venture capital-backed, pre-IPO companies.  We focus on acquiring equity securities that are typically a portfolio company’s most senior preferred stock at the time of our investment or, in cases where we acquire common shares, the portfolio company typically has only common stock outstanding.  However, to a lesser extent, we may also invest in convertible debt securities, such as convertible bridge notes, issued by a portfolio company typically seeking to raise capital to fund their operations until an IPO, sale /merger or next equity financing event.  These bridge notes are typically subordinated to the portfolio company’s senior debt. We generally intend to hold our convertible debt securities, which we refer to as equity-linked securities, for the purpose of conversion into equity at a future date.  In accordance with our investment objective, we seek to invest in equity and equity-linked securities of principally U.S.-based, private micro- and small-cap companies.

We specialize in making pre-IPO investments in emerging growth companies that are committed to and capable of becoming public.  We provide investors with the ability to participate in a publicly traded, closed-end fund that allows our stockholders to share in the potential value accretion that we believe typically occurs once a company transforms from private to public status, or what we refer to as the private-to-public valuation arbitrage.  Our shares are listed on Nasdaq under the ticker symbol “KIPO.”  Our strategy is to evaluate and invest in companies prior to the valuation accretion that we believe occurs once private companies complete an initial public offering.  We seek to capture this value accretion by investing primarily in private, micro-cap and small-cap companies that meet our core investment criteria:  they (i) generate annual revenue in excess of $20 million on a trailing 12-month basis and have growth potential; (ii) are committed to, capable of, and will benefit from becoming public companies; and (iii) create the potential to achieve a targeted 2x return on our investment within our expected investment horizon of four years. We may also pursue investments with a shorter expected investment horizon, where we believe the portfolio company may complete an IPO sooner than our targeted two-year period from our initial investment, in which case our targeted return may be correspondingly reduced.  Our investment strategy can be summarized as buy privately, sell publicly, capture the difference.

By design, our fund has been structured as a high risk/high return investment vehicle.  While we have discretion in the investment of our capital, we seek long-term capital appreciation through investments principally in equity or equity-linked securities that we believe will maximize our total return.  Although our preferred stock investments typically carry a dividend rate, in some cases with a payment preference over other classes of equity, we do not expect dividends (whether cumulative or non-cumulative) to be declared and paid on our preferred stock investments, or on our common stock investments, since our portfolio companies typically prefer to retain profits, if any, in their businesses.  Interest accrued under our equity-linked securities, such as convertible bridge notes, is generally not payable until maturity and, accordingly, does not generate current cash payments to us, nor are they held for that purpose.  Accordingly, our equity and equity-linked investments are not expected to generate current income (i.e., dividends or interest income), which makes us different from other business development companies that primarily make debt investments from which they receive current yield in the form of interest income.

Our primary source of investment return will be generated from net capital gains, if any, realized on the disposition of our portfolio company investments, which typically will occur after a portfolio company completes an IPO and after expiration of a customary 180-day post-IPO lockup restriction and, to a lesser extent, is acquired.   We intend to maximize our potential for capital appreciation by taking advantage of the private-to-public valuation arbitrage, or the premium, that we believe is generally associated with having a more liquid asset, such as a publicly traded security.  Typically, we believe investors place a premium on liquidity, or having the ability to sell stock more quickly and efficiently through an established stock exchange than through private transactions.  Specifically, we believe that an exchange listing, if obtained, should generally provide our portfolio companies with greater visibility, marketability and liquidity than they would otherwise be able to achieve without such a listing.  As a result, we believe that public companies typically trade at higher valuations–generally 2x or more–than private companies with similar financial attributes.  By going public and listing on an exchange, we believe that our portfolio companies have the potential to receive the benefit of this liquidity premium.  There can be no assurance that our portfolio companies will trade at these higher valuations once they are public and listed on an exchange.

Based on our past experience–and representations made to us by our portfolio companies prior to our investments–we anticipate that, on average, it will take about two years after our initial investment for a portfolio company to complete its IPO.  Following a typical lockup restriction which prohibits us from selling our investment during a customary 180-day period following the IPO and an expected additional one-year period to sell our shares in the portfolio company in the public markets, we anticipate that, on average, the holding period for our portfolio company investments will be about four years.  However, we may be able to dispose of our portfolio company positions prior to our targeted four-year holding period in cases where a portfolio company either completes an IPO sooner than we expected or, in lieu of an IPO, completes a strategic merger or sale prior to our targeted holding period. We also have the discretion to hold our position for a longer or shorter period to the extent we believe the portfolio company is not being appropriately valued in the public markets or may be affected by market or industry cyclicality.

As a business development company, we need the ability to raise additional capital for investment purposes on an ongoing basis. Since our Board of Directors currently intends to continue to distribute our net realized gains to our stockholders in accordance with our distribution policy, we expect to undertake a series of equity or debt financings to increase our capital base to allow us to make additional portfolio company investments.  Accordingly, we expect to access the capital markets from time to time in the future to raise cash to fund additional investments.  We intend to use the proceeds from these offerings to fund additional investments in portfolio companies consistent with our investment objective.

Except for a rights offering, we are not generally able to issue and sell our common stock at a price below net asset value per share.  We may, however, sell our common stock, at a price below the current net asset value of the common stock, or sell warrants, options or rights to acquire such common stock, at a price below the current net asset value of the common stock if our Board of Directors determines that such sale is in the best interests of the Company and our stockholders have approved such sale.  If our Board of Directors determines that a sale of common stock at a price below the current net asset value is in the best interests of the Company and our stockholders, our Board may consider a rights offering or it may seek approval from our stockholders for the authority to sell shares of our common stock below net asset value.

We may also borrow additional funds to make investments, to the extent we determine that additional capital would allow us to take advantage of additional investment opportunities, if the market for debt financing presents attractively priced debt financing opportunities, or if our Board of Directors determines that leveraging our portfolio would be in our best interests and the best interests of our stockholders.  We do not currently anticipate issuing any preferred stock, although we could do so if our Board of Directors determines that is was in our best interest and the best interests of our stockholders. The costs associated with any borrowing or preferred stock issuance will be indirectly borne by our common stockholders.

We are currently projecting operating expenses (excluding base management fees, incentive fees, and registration and offering-related costs) for 2013 of about $2.0 to $2.5 million based on our current capital base, which includes $250,000 projected for our investor relations program and corporate branding campaign initiatives during the second half of 2013.  While we expect to continue our focus on an investor relations program and corporate branding campaign designed to increase interest in the Company and an active trading market for our shares in an effort to eliminate the current discount between our stock price and our net asset value, we are continuing to carefully examine our operating expenses for potential reductions in light of our current capital base.  However, we believe there are limited opportunities for further operating cost reductions.  Accordingly, our operating expenses at our current capital level will continue to impact our returns to stockholders.  To the extent we are able to raise additional capital, our operating expenses should be a lesser percentage burden on the return to our stockholders.

We are currently operating at sub-scale based on our existing capital base.  We also believe our investment adviser, with eight employees currently responsible for managing our day-to-day operations including, without limitation, identifying, evaluating, negotiating, closing, monitoring and servicing our investments, has the appropriate resources and infrastructure in place to cost effectively scale our operations.  While the base management fee payable to our investment adviser will increase if we increase our total assets, we must also bear certain fixed expenses, such as certain administrative, governance, regulatory  and compliance costs that do not generally vary based on our size.  Further, as a public company, we incur legal, accounting and other expenses, including costs associated with the periodic reporting requirements applicable to a company whose securities are registered under the Exchange Act, as well as additional corporate governance requirements, including requirements under the Sarbanes-Oxley Act, and other rules implemented by the SEC, that do not generally vary based on our total assets.  On a per share basis, these fixed expenses will be reduced when supported by a larger capital base.

If we are able to increase our capital base through a series of financings, we expect that our operating expenses (excluding base management fees, incentive fees, and registration and offering-related costs) will increase at a rate of not more than 50% of the percentage increase in our capital base.  Accordingly, based on our current level of assets and any proceeds we raise from future equity offerings, we would expect our annualized operating expense ratio to decline as we raise more capital since the rate of increase in total operating expenses (including base management fees) should be less than the rate of increase in our net assets as a result of an equity offering.  However, if we are unable to complete a series of financings to increase our capital base, we expect that our net assets will decline as a result of our operating expenses which, in turn, will increase our operating expense ratio.

Investment Advisory and Administrative Services Agreement

We have entered into an Investment Advisory and Administrative Services Agreement, pursuant to which Keating Investments has agreed to serve as our investment adviser and to furnish us with certain administrative services necessary to conduct our day-to-day operations.  This agreement is terminable by either party upon proper notice.  We pay Keating Investments a fee for its investment advisory services under the Investment Advisory and Administrative Services Agreement consisting of two components:  (i) a base management fee, and (ii) an incentive fee.  We also reimburse Keating Investments for our allocable portion of overhead and other administrative expenses incurred by it in performing its administrative obligations under the Investment Advisory and Administrative Services Agreement, including an allocable portion of the compensation of our Chief Financial Officer/Chief Compliance Officer, and their respective staff.  See “Investment Advisory and Administrative Services Agreement” below.

The base management fee (the “Base Fee”) is calculated at an annual rate of 2% of our gross assets.  The Base Fee is payable monthly in arrears, and is calculated based on the value of our gross assets at the end of the most recently completed calendar quarter, and adjusted for any equity capital raises or repurchases during the current calendar quarter.  We recorded Base Fees of $358,247 and $383,061 for the three months ended September 30, 2013 and 2012, respectively, and Base Fees of $1,093,678 and $1,151,127 for the nine months ended September 30, 2013 and 2012, respectively.  As of September 30, 2013 and December 31, 2012, Base Fees payable to the investment adviser were $116,242 and $128,746, respectively.

DIVIDEND REINVESTMENT PLAN

We have adopted a dividend reinvestment plan that provides for reinvestment of our dividends and other distributions on behalf of our stockholders, unless a stockholder elects to receive cash.  As a result, if our Board of Directors authorizes, and we declare, a cash distribution, then our stockholders who have not opted out of our dividend reinvestment plan will have their cash distributions automatically reinvested in additional shares of our common stock, rather than receiving the cash distributions.

No action will be required on the part of a registered stockholder to have cash distributions reinvested in shares of our common stock.  A registered stockholder will be able to elect to receive an entire distribution in cash by notifying the plan administrator and our transfer agent and registrar, in writing so that such notice is received by the plan administrator no later than ten days prior to the record date for distributions to stockholders.  The plan administrator will set up an account for shares acquired through the plan for each stockholder who has not elected to receive distributions in cash and hold such shares in non-certificated form.  Upon request by a stockholder participating in the plan, received in writing not less than ten days prior to the record date, the plan administrator will, instead of crediting shares to the participant’s account, issue a certificate registered in the participant’s name for the number of whole shares of our common stock.

We intend to use primarily newly issued shares to implement the plan, whether our shares are trading at a premium or at a discount to net asset value.  However, we will reserve the right to purchase shares in the open market in connection with our implementation of the plan.  The number of shares to be issued to a stockholder will be determined by dividing the total dollar amount of the distribution payable to such stockholder by the market price per share of our common stock at the close of regular trading on the valuation date for such distribution. Market price per share on that date will be the closing price for such shares on the Nasdaq Capital Market or, if no sale is reported for such day, at the average of their reported bid and asked prices.  If distributions are reinvested in shares of our common stock purchased on the open market, then the number of such shares to be received by a participant will be determined by dividing the total dollar amount of the distribution payable to such participant by the average price per share for all shares of our common stock purchased by the plan administrator on the open market in connection with such distribution.  The number of shares of our common stock to be outstanding after giving effect to payment of the distribution cannot be established until the value per share at which additional shares will be issued has been determined and elections of our stockholders have been tabulated.

There will be no brokerage charges or other charges to stockholders who participate in the plan.  The plan administrator’s fees under the plan will be paid by us. If a participant elects by written notice to the plan administrator to have the plan administrator sell part or all of the shares held by the plan administrator in the participant’s account and remit the proceeds to the participant, the plan administrator is authorized to deduct a transaction fee plus a per share brokerage commissions from the proceeds.

Stockholders who receive distributions in the form of stock will be subject to the same federal, state and local tax consequences as are stockholders who elect to receive their distributions in cash.  A stockholder’s basis for determining gain or loss upon the sale of stock received in a distribution from us will be equal to the total dollar amount of the distribution payable to the stockholder. Any stock received in a distribution will have a new holding period for tax purposes commencing on the day following the day on which the shares are credited to the U.S. stockholder’s account.

The plan will be amended or terminated by us upon notice to each participant at least 30 days prior to any record date for the payment of any distribution by us.

DST Systems, Inc. acts as our dividend reinvestment plan administrator.  The principal business address of our dividend reinvestment plan administrator is 1055 Broadway, Seventh Floor, Kansas City, MO 64105, and their phone number is (816) 435-8474.  You may obtain additional information regarding our dividend reinvestment plan by contacting our dividend reinvestment plan administrator.

Control Share Acquisitions

The Maryland General Corporation Law provides that control shares of a Maryland corporation acquired in a control share acquisition have no voting rights except to the extent approved by a vote of two-thirds of the votes entitled to be cast on the matter, which we refer to as the Control Share Acquisition Act.  Shares owned by the acquirer, by officers or by directors who are employees of the corporation are excluded from shares entitled to vote on the matter.  Control shares are voting shares of stock which, if aggregated with all other shares of stock owned by the acquirer or in respect of which the acquirer is able to exercise or direct the exercise of voting power (except solely by virtue of a revocable proxy), would entitle the acquirer to exercise voting power in electing directors within one of the following ranges of voting power:

●	One-tenth or more but less than one-third;

●	One-third or more but less than a majority; or

●	A majority or more of all voting power.

The requisite stockholder approval must be obtained each time an acquirer crosses one of the thresholds of voting power set forth above.  Control shares do not include shares the acquiring person is then entitled to vote as a result of having previously obtained stockholder approval.  A control share acquisition means the acquisition of control shares, subject to certain exceptions.

A person who has made or proposes to make a control share acquisition may compel the Board of Directors of the corporation to call a special meeting of stockholders to be held within 50 days of demand to consider the voting rights of the shares.  The right to compel the calling of a special meeting is subject to the satisfaction of certain conditions, including an undertaking to pay the expenses of the meeting.  If no request for a meeting is made, the corporation may itself present the question at any stockholders meeting.

If voting rights are not approved at the meeting or if the acquiring person does not deliver an acquiring person statement as required by the statute, then the corporation may repurchase for fair value any or all of the control shares, except those for which voting rights have previously been approved.  The right of the corporation to repurchase control shares is subject to certain conditions and limitations, including, as provided in our bylaws, compliance with the 1940 Act.  Fair value is determined, without regard to the absence of voting rights for the control shares, as of the date of the last control share acquisition by the acquirer or of any meeting of stockholders at which the voting rights of the shares are considered and not approved.  If voting rights for control shares are approved at a stockholders meeting and the acquirer becomes entitled to vote a majority of the shares entitled to vote, all other stockholders may exercise appraisal rights.  The fair value of the shares as determined for purposes of appraisal rights may not be less than the highest price per share paid by the acquirer in the control share acquisition.

The Control Share Acquisition Act does not apply (i) to shares acquired in a merger, consolidation or share exchange if the corporation is a party to the transaction or (ii) to acquisitions approved or exempted by the charter or bylaws of the corporation.  Our bylaws contain a provision exempting from the Control Share Acquisition Act any and all acquisitions by any person of our shares of stock.  There can be no assurance that such provision will not be amended or eliminated at any time in the future.  However, the SEC has recently taken the position that the Control Share Act is inconsistent with the 1940 Act and may not be invoked by a BDC. It is the view of the staff of the SEC that opting into the Control Share Act would be acting in a manner inconsistent with section 18(i) of the 1940 Act.  However, we will amend our bylaws to be subject to the Control Share Acquisition Act only if the Board of Directors determines that it would be in our best interests and if the SEC staff does not object to our determination that our being subject to the Control Share Acquisition Act does not conflict with the 1940 Act.

Business Combinations

Under Maryland law, certain “business combinations” between a Maryland corporation and an interested stockholder or an affiliate of an interested stockholder are prohibited for five years after the most recent date on which the interested stockholder becomes an interested stockholder, which we refer to as the Business Combination Act.  These business combinations include a merger, consolidation, share exchange or, in circumstances specified in the statute, an asset transfer or issuance or reclassification of equity securities.  An interested stockholder is defined as:

●	Any person who beneficially owns 10% or more of the voting power of the corporation’s shares; or

●
An affiliate or associate of the corporation who, at any time within the two-year period prior to the date in question, was the beneficial owner of 10% or more of the voting power of the then outstanding voting stock of the corporation.

Except as otherwise provided, the remainder of this discussion assumes that we qualify as a RIC and have satisfied the Annual Distribution Requirement.

Taxation of U.S. stockholders.  The following discussion of the taxation of U.S. stockholders assumes that we continue to meet the requirements to qualify as a RIC.

For federal income tax purposes, distributions by us generally are taxable to U.S. stockholders as ordinary income or capital gains. Distributions by us generally are taxable to U.S. stockholders as ordinary income or capital gains.  Distributions of our “investment company taxable income” (which is, generally, our net ordinary income plus realized net short-term capital gains in excess of realized net long-term capital losses) will be taxable as ordinary income to U.S. stockholders to the extent of our current or accumulated earnings and profits, whether paid in cash or reinvested in additional common stock.  To the extent such distributions paid by us to non-corporate U.S. stockholders (including individuals) are attributable to dividends from U.S. corporations and certain qualified foreign corporations, such distributions (“Qualifying Dividends”) may be eligible for a maximum tax rate of 20%. In this regard, it is anticipated that distributions paid by us generally will not be attributable to dividends and, therefore, generally will not qualify for the 20% maximum rate applicable to Qualifying Dividends.  Distributions, or deemed distributions, of our net capital gains (which is generally our realized net long-term capital gains in excess of realized net short-term capital losses) properly reported by us as “capital gain dividends” will be taxable to a U.S. stockholder as long-term capital gains, regardless of the U.S. stockholder’s holding period for his shares.  In general, non-corporate U.S. stockholders are subject to a maximum federal income tax rate of 20% on their long-term capital gains.  In addition, individuals with income in excess of $200,000 ($250,000 in the case of married individuals filing jointly) and certain estates and trusts are subject to an additional 3.8% tax on their “net investment income,” which generally includes net income from interest, dividends, annuities, royalties, and rents, and net capital.  Corporate U.S. stockholders currently are subject to federal income tax on net capital gain at the maximum 35% rate also applied to ordinary income. Distributions in excess of our current and accumulated earnings and profits first will reduce a U.S. stockholder’s adjusted tax basis in such stockholder’s common stock and, after the adjusted basis is reduced to zero, will constitute capital gains to such U.S. stockholder.

Under our dividend reinvestment plan, which is discussed more fully below, if a U.S. stockholder owns shares of common stock registered in its own name, the U.S. stockholder will have all cash distributions automatically reinvested in shares of common stock unless the U.S. stockholder opts out of our dividend reinvestment plan by delivering a written notice to our dividend paying agent at least ten days prior to the record date of the next dividend or distribution.  See “Dividend Reinvestment Plan.”  Any distributions reinvested under the plan will nevertheless remain taxable to the U.S. stockholder.  The U.S. stockholder will have an adjusted basis in the additional common shares purchased through the plan equal to the amount of the reinvested distribution.  The additional shares will have a new holding period commencing on the day following the day on which the shares are credited to the U.S. stockholder’s account.

Assuming we continue to qualify as a RIC, our corporate-level federal income tax should be substantially reduced or eliminated to the extent that we distribute any investment company taxable income or realized net capital gains to our stockholders as dividends.  However, we will pay corporate-level federal income tax on any amount of realized net capital gain that we elect to retain.  In the event we retain some or all of our realized net capital gains, including amounts retained to pay incentive fees to our investment adviser, we may designate the retained amount as a deemed distribution to stockholders.  In such case, among other consequences, we will pay corporate-level tax on the retained amount, each U.S. stockholder will be required to include its share of the deemed distribution in income as if it had been actually distributed to the U.S. stockholder, and the U.S. stockholder will be entitled to claim a credit or refund equal to its allocable share of the corporate-level tax we pay on the retained realized net capital gain.  The amount of the deemed distribution (net of such tax credit or refund) will be added to each U.S. stockholder's cost basis for its common stock.  In order to utilize the deemed distribution approach, we must provide written notice to our stockholders prior to the expiration of 60 days after the close of the relevant taxable year. We cannot treat any of our investment company taxable income as a “deemed distribution.”

In accordance with certain applicable Treasury regulations and private letter rulings issued by the Internal Revenue Service, a RIC may treat a distribution of its own stock as fulfilling its RIC distribution requirements if each stockholder may elect to receive his entire distribution in either cash or stock of the RIC, subject to a limitation that the aggregate amount of cash to be distributed to all stockholders must be at least 20% of the aggregate declared distribution.  If too many stockholders elect to receive cash, each stockholder electing to receive cash must receive a pro rata amount of cash (with the balance of the distribution paid in stock).  In no event will any stockholder, electing to receive cash, receive less than 20% of his entire distribution in cash.  If these and certain other requirements are met, for U.S. federal income tax purposes, the amount of the dividend paid in stock will be equal to the amount of cash that could have been received instead of stock.  Accordingly, if we decide to make any distributions consistent with these rulings that are payable in part in our stock, taxable stockholders receiving such dividends will be required to include the full amount of the dividend (whether received in cash, our stock, or combination thereof) as ordinary income (or as long-term capital gain to the extent such distribution is properly reported as a capital gain dividend) to the extent of our current and accumulated earnings and profits for United States federal income tax purposes.  We currently have no intention of paying dividends in shares of our stock in accordance with these Treasury regulations or private letter rulings.